Pricing Supplement No. 1,173 Registration Statement Nos. 333-275587; 333-275587-01 Dated February 26, 2024 Filed Pursuant to Rule 424(b)(2)

Morgan Stanley Finance LLC $10,000,000 Capped Allocation Notes

Linked to a Basket of Global Indices due March 1, 2029

Fully and Unconditionally Guaranteed by Morgan Stanley

Investment Description

These Notes (the “Notes”) are unsecured and unsubordinated debt securities issued by Morgan Stanley Finance LLC (“MSFL”) and are fully and unconditionally guaranteed by Morgan Stanley. The Notes provide a return at maturity linked to the performance of a weighted basket of global indices (the “Basket”), consisting of the EURO STOXX 50® Index, the Nikkei Stock Average and the S&P 500® Index, each of which we refer to as an “Underlier” and together as the “Underliers.” On the Valuation Date, different weightings will be allocated to the Underliers based on their respective performances, as follows: 60% for the Underlier with the highest Underlier Return (whether positive or negative), 30% for the Underlier with the second-highest Underlier Return (whether positive or negative) and 10% for the Underlier with the lowest Underlier Return. At maturity, if the Allocated Basket Return is positive, MSFL will pay the Principal Amount plus a return equal to the Allocated Basket Return, up to the Maximum Gain, which is 74.00%. However, if the Allocated Basket Return is zero or negative over the term of the Notes, MSFL will pay you at maturity only your Principal Amount. These long-dated Notes are for investors who are concerned about principal risk but seek an opportunity to earn a return based on the allocated performance of the Underliers, as set forth herein, and who are willing to forgo current income and upside beyond the Maximum Gain in exchange for the repayment of principal at maturity plus exposure to the allocated performance of the Underliers. Investing in the Notes involves significant risks. You will not receive interest or dividend payments during the term of the Notes. You may receive little or no return on your investment in the Notes. MSFL will repay your full Principal Amount only if you hold the Notes to maturity. The Notes are notes issued as part of MSFL’s Series A Global Medium-Term Notes program.

All payments are subject to our credit risk. If we default on our obligations, you could lose some or all of your investment. These Notes are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

Features	Key Dates

❑ Performance Allocation Feature — At maturity, different weightings will be allocated to the Underliers based on their respective performances.

❑ Growth Potential Subject to the Maximum Gain — If the Allocated Basket Return is positive, MSFL will pay you at maturity the Principal Amount plus the positive Allocated Basket Return, up to the Maximum Gain.

❑ No Downside Market Exposure at Maturity — If you hold the Notes to maturity, MSFL will pay you at least your full Principal Amount, regardless of the performance of the Basket. Any payment on the Notes, including any repayment of principal, is subject to our creditworthiness.

	Trade Date	February 26, 2024
	Original Issue Date	February 29, 2024
	Valuation Date*	February 26, 2029
	Maturity Date*	March 1, 2029

* Subject to postponement in the event of a Market Disruption Event or for non-Index Business Days. See “—Description of Equity-Linked Notes—Market Disruption Event” and “—Summary—Postponement of maturity date” in the accompanying product supplement.

NOTICE TO INVESTORS: YOU MAY RECEIVE ONLY YOUR PRINCIPAL AMOUNT AT MATURITY AND YOU MAY NOT RECEIVE ANY RETURN ON THE NOTES. THIS MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING A DEBT OBLIGATION OF OURS. YOU SHOULD NOT PURCHASE THE NOTES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE NOTES. THE NOTES WILL NOT BE LISTED ON ANY SECURITIES EXCHANGE.

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER ‘‘KEY RISKS’’ BEGINNING ON PAGE 5 OF THIS PRICING SUPPLEMENT IN CONNECTION WITH YOUR PURCHASE OF THE NOTES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY AFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR NOTES.

Note Offering

This pricing supplement relates to Notes Linked to a Basket of Global Indices. The Notes are offered at a minimum investment of $1,000, or 1 Note, and integral multiples of $1,000 in excess thereof.

Basket	Initial Level	Basket Weightings	Maximum Gain	CUSIP	ISIN
EURO STOXX 50® Index (Bloomberg ticker: SX5E)	4,864.29	60% for the Underlier with the highest Underlier Return, 30% for the Underlier with the second-highest Underlier Return and 10% for the Underlier with the lowest Underlier Return.	74.00%, which corresponds to a maximum Payment at Maturity of $1,740 per Note
Nikkei Stock Average (Bloomberg ticker: NKY)	39,233.71			61771WT40	US61771WT402
S&P 500® Index (Bloomberg ticker: SPX)	5,069.53

See “Additional Information about Morgan Stanley, MSFL and the Notes” on page 2. The Notes will have the terms set forth in the accompanying product supplement, index supplement and prospectus and this pricing supplement.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these Notes or passed upon the adequacy or accuracy of this pricing supplement or the accompanying product supplement, index supplement and prospectus. Any representation to the contrary is a criminal offense. The Notes are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

Estimated value on the Trade Date	$954.20 per Note. See “Additional Information about Morgan Stanley and the Notes” on page 2.
	Price to Public	Underwriting Discount(1)	Proceeds to Us(2)
Per Note	$1,000	$35	$965
Total	$10,000,000	$350,000	$9,650,000

(1)  UBS Financial Services Inc., acting as dealer, will receive from Morgan Stanley & Co. LLC, the agent, a fixed sales commission of $35 for each Note it sells. For more information, please see “Supplemental Plan of Distribution; Conflicts of Interest” on page 20 of this pricing supplement.

(2)  See “Use of Proceeds and Hedging” on page 20.

The agent for this offering, Morgan Stanley & Co. LLC, is our affiliate and a wholly owned subsidiary of Morgan Stanley. See “Supplemental Plan of Distribution; Conflicts of Interest” beginning on page 20 of this pricing supplement.

Morgan Stanley UBS Financial Services Inc.

Additional Information about Morgan Stanley, MSFL and the Notes

Morgan Stanley and MSFL have filed a registration statement (including a prospectus, as supplemented by a product supplement and an index supplement) with the SEC for the offering to which this communication relates. In connection with your investment, you should read the prospectus in that registration statement, the product supplement, the index supplement and any other documents relating to this offering that Morgan Stanley and MSFL have filed with the SEC for more complete information about Morgan Stanley, MSFL and this offering. When you read the accompanying product supplement and index supplement, please note that all references in such supplements to the prospectus dated November 16, 2023, or to any sections therein, should refer instead to the accompanying prospectus dated February 22, 2024 or to the corresponding sections of such prospectus, as applicable. You may get these documents for free by visiting EDGAR on the SEC website at.www.sec.gov. Alternatively, Morgan Stanley, MSFL, any underwriter or any dealer participating in this offering will arrange to send you the prospectus, the product supplement and the index supplement if you so request by calling toll-free 1-(800)-584-6837.

You may access the accompanying product supplement, index supplement and prospectus on the SEC website at.www.sec.gov as follows:

♦Product supplement dated November 16, 2023:
https://www.sec.gov/Archives/edgar/data/895421/000095010323016337/dp202677_424b2-epselnotes.htm

♦Index supplement dated November 16, 2023:
https://www.sec.gov/Archives/edgar/data/895421/000095010323016332/dp202718_424b2-isn2023.htm

♦Prospectus dated February 22, 2024:
https://www.sec.gov/Archives/edgar/data/895421/000095010324002567/dp207048_424b2-base.htm

References to “MSFL” refer only to MSFL, references to “Morgan Stanley,” refer only to Morgan Stanley and references to “we,” “our” and “us” refer to MSFL and Morgan Stanley collectively. In this document, the “Notes” refers to the Notes that are offered hereby. Also, references to the accompanying “prospectus”, “product supplement” and “index supplement” mean the prospectus filed by MSFL and Morgan Stanley dated February 22, 2024, the product supplement filed by MSFL and Morgan Stanley dated November 16, 2023 and the index supplement filed by MSFL and Morgan Stanley dated November 16, 2023, respectively.

You should rely only on the information incorporated by reference or provided in this pricing supplement or the accompanying product supplement, index supplement and prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these Notes in any state where the offer is not permitted. You should not assume that the information in this pricing supplement or the accompanying product supplement, index supplement and prospectus is accurate as of any date other than the date on the front of this document.

If the terms discussed in this pricing supplement differ from those discussed in the product supplement, index supplement or prospectus, the terms contained in this pricing supplement will control.

The Issue Price of each Note is $1,000. This price includes costs associated with issuing, selling, structuring and hedging the Notes, which are borne by you, and, consequently, the estimated value of the Notes on the Trade Date is less than $1,000. We estimate that the value of each Note on the Trade Date is $954.20.

What goes into the estimated value on the Trade Date?

In valuing the Notes on the Trade Date, we take into account that the Notes comprise both a debt component and a performance-based component linked to the Underliers. The estimated value of the Notes is determined using our own pricing and valuation models, market inputs and assumptions relating to the Underliers, instruments based on the Underliers, volatility and other factors including current and expected interest rates, as well as an interest rate related to our secondary market credit spread, which is the implied interest rate at which our conventional fixed rate debt trades in the secondary market.

What determines the economic terms of the Notes?

In determining the economic terms of the Notes, including the Basket Weighting percentages and Maximum Gain, we use an internal funding rate, which is likely to be lower than our secondary market credit spreads and therefore advantageous to us. If the issuing, selling, structuring and hedging costs borne by you were lower or if the internal funding rate were higher, one or more of the economic terms of the Notes would be more favorable to you.

What is the relationship between the estimated value on the Trade Date and the secondary market price of the Notes?

The price at which MS & Co. purchases the Notes in the secondary market, absent changes in market conditions, including those related to the Underliers, may vary from, and be lower than, the estimated value on the Trade Date, because the secondary market price takes into account our secondary market credit spread as well as the bid-offer spread that MS & Co. would charge in a secondary market transaction of this type and other factors. However, because the costs associated with issuing, selling, structuring and hedging the Notes are not fully deducted upon issuance, for a period of up to 12 months following the Settlement Date, to the extent that MS & Co. may buy or sell the Notes in the secondary market, absent changes in market conditions, including those related to the Underliers, and to our secondary market credit spreads, it would do so based on values higher than the estimated value. We expect that those higher values will also be reflected in your brokerage account statements.

MS & Co. currently intends, but is not obligated, to make a market in the Notes and, if it once chooses to make a market, may cease doing so at any time.

Investor Suitability
The Notes may be suitable for you if:	The Notes may not be suitable for you if:

♦You fully understand the risks inherent in an investment in the Notes, including the risk of receiving little or no return on your investment.

♦You can tolerate receiving only your Principal Amount at maturity if the Allocated Basket Return is zero or negative.

♦You believe that the Allocated Basket Return will be positive.

♦You believe that one Underlier will outperform the other Underliers, but are uncertain as to which Underlier will perform best. Therefore, you prefer an investment that allocates a higher weighting to the Underlier with the best performance.

♦You can tolerate fluctuations in the price of the Notes prior to maturity that may cause the market value of the Notes to decline below the price you paid for your Notes.

♦You understand and accept that your potential return is limited by the Maximum Gain, and you are willing to invest in the Notes based on the Maximum Gain of 74.00%.

♦You do not seek current income from your investment and are willing to forgo dividends paid on any of the constituent stocks of the Underliers.

♦You are willing to hold the Notes to maturity, as set forth on the cover of this pricing supplement, and accept that there may be little or no secondary market for the Notes.

♦You understand and are willing to accept the risks associated with the Underliers.

♦You are willing to assume our credit risk, and understand that if we default on our obligations you may not receive any amounts due to you including any repayment of principal.

♦You do not fully understand the risks inherent in an investment in the Notes, including the risk of receiving little or no return on your investment.

♦You cannot tolerate the possibility of receiving only the Principal Amount if the Allocated Basket Return is zero or negative.

♦You believe that the Allocated Basket Return will be zero or negative or that the Allocated Basket return will not be sufficiently positive to provide you with your desired return.

♦You believe that the level of all three Underliers will decline over the term of the Securities or that none of the three Underliers will appreciate sufficiently for a positive Allocated Basket Return.

♦You cannot tolerate fluctuations in the price of the Notes prior to maturity that may cause the market value of the Notes to decline below the price you paid for your Notes.

♦You believe the Allocated Basket Return will exceed the Maximum Gain.

♦You seek an investment that has unlimited return potential without a cap on appreciation.

♦You are unwilling to invest in the Notes based on the Maximum Gain of 74.00%.

♦You seek a current income from your investment or prefer to receive the dividends paid on the constituent stocks of the Underliers.

♦You are unable or unwilling to hold the Notes to maturity, as set forth on the cover of this pricing supplement, or you seek an investment for which there will be an active secondary market.

♦You do not understand or are not willing to accept the risks associated with the Underliers.

♦You are not willing or are unable to assume the credit risk associated with us for any payment on the Notes, including any repayment of principal.

The investor suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review carefully the sections entitled “Key Risks” beginning on page 5 of this pricing supplement and “Risk Factors” beginning on S-23 of the accompanying product supplement for risks related to an investment in the Notes. For more information about the Underliers, see the information set forth under “EURO STOXX 50® Index,” “Nikkei Stock Average,” and “S&P 500® Index” on pages 13, 15, and 17, respectively.

Final Terms

Issuer	Morgan Stanley Finance LLC
Guarantor	Morgan Stanley
Issue Price (per Note)	$1,000 (1 Note)
Principal Amount	$1,000 per Note
Term	Approximately 5 years
Basket

The Notes are linked to a weighted Basket consisting of the EURO STOXX 50® Index, the Nikkei Stock Average and the S&P 500® Index, each of which we refer to as an “Underlier” and together as the “Underliers.”

Payment at Maturity (per Note)

MSFL will pay you a cash payment at maturity linked to the performance of the Basket during the term of the Notes, as follows:

If the Allocated Basket Return is greater than zero, MSFL will pay you an amount equal to the lesser of:

$1,000 + ($1,000 × Allocated Basket Return);

and

$1,000 + ($1,000 × Maximum Gain).

If the Allocated Basket Return is zero or negative, MSFL will pay you the $1,000 Principal Amount and you will not receive any return on your investment.

In no event will the payment due from MSFL at maturity be less than $1,000 per Note.

Maximum Gain	74.00%, which corresponds to a maximum Payment at Maturity of $1,740 per Note.
Underlier Return	For each Underlier, the return of such Underlier is calculated as: Final Level – Initial Level Initial Level
Allocated Basket Return	On the Valuation Date, the Allocated Basket Return is calculated as: (Best Underlier Return × 60%) + (Second-Best Underlier Return × 30%) + (Worst Underlier Return × 10%)
Best Underlier Return	The Underlier Return of the Underlier with the highest Underlier Return (whether positive or negative).
Second-Best Underlier Return	The Underlier Return of the Underlier with the second-highest Underlier Return (whether positive or negative).
Worst Underlier Return	The Underlier Return of the Underlier with the lowest Underlier Return (whether positive or negative).
Initial Level

In the case of the EURO STOXX 50® Index, 4,864.29; in the case of the Nikkei Stock Average, 39,233.71; and in the case of the S&P 500® Index, 5,069.53; each of which is the Closing Level of such Underlier on the Trade Date.

Final Level	With respect to each Underlier, the Closing Level of such Underlier on the Valuation Date.
Trade Date	February 26, 2024
Original Issue Date	February 29, 2024
Valuation Date	February 26, 2029*
Maturity Date	March 1, 2029*
CUSIP / ISIN	61771WT40 / US61771WT402
Calculation Agent	Morgan Stanley & Co. LLC (“MS & Co.”)

*Subject to postponement in the event of a Market Disruption Event or for non-Index Business Days. See “—Description of Equity-Linked Notes—Market Disruption Event” and “—Summary—Postponement of maturity date” in the accompanying product supplement.

Investment Timeline

The Initial Levels were determined. The Maximum Gain was set.

The Final Levels and Allocated Basket Return are determined as of the Valuation Date.

If the Allocated Basket Return is greater than zero, MSFL will pay you a cash amount per Note at maturity equal to the lesser of:

$1,000 + ($1,000 × Allocated Basket Return);

and

$1,000 + ($1,000 × Maximum Gain).

If the Allocated Basket Return is zero or negative, MSFL will pay you the $1,000 Principal Amount and you will not receive any return on your investment.

In no event will the payment due from MSFL at maturity be less than $1,000 per Note.

Investing in the Notes involves significant risks. The Notes do not pay interest. YOU MAY RECEIVE LITTLE OR NO RETURN ON YOUR INVESTMENT IN THE NOTES. MSFL will repay The full principal amount only if you hold the Notes to maturity. Any payment on the Notes, including the repayment of principal, is subject to OUR creditworthiness. If WE were to default on OUR payment obligations, you may not receive any amounts owed to you under the Notes and you could lose your entire investment.

Key Risks

An investment in the Notes involves significant risks. The material risks that apply to the Notes are summarized here, but we urge you to also read the “Risk Factors” section in the accompanying prospectus and the accompanying product supplement and index supplement. You should also consult your investment, legal, tax, accounting and other advisers in connection with your investment in the Notes.

Risks Relating to an Investment in the Notes

♦The amount you receive at maturity may result in a return that is less than the yield on a standard debt security of comparable maturity — The return on the Notes at maturity is linked to the performance of the Basket and depends on whether, and the extent to which, the Allocated Basket Return is positive or negative. If the Allocated Basket Return is less than or equal to 0%, MSFL will pay you only the Principal Amount of $1,000 for each Note you hold at maturity. Accordingly, the return on your investment in the Notes may be zero and, therefore, less than the amount that would be paid on a conventional debt security of ours of comparable maturity. Moreover, if the Basket does not appreciate sufficiently over the term of the Notes, the overall return on the Notes (the effective yield to maturity) may still be less than the amount that would be paid on a conventional debt security of ours of comparable maturity. The Notes have been designed for investors who are willing to forgo market floating interest rates in exchange for a return, if any, based on the performance of the Basket.

♦The appreciation potential is limited — The appreciation potential of the Notes is limited by the Maximum Gain of 74.00% (which corresponds to a maximum Payment at Maturity of $1,740.00 per Note). Therefore, you will not benefit from any positive Allocated Basket Return that exceeds the Maximum Gain.

♦Changes in the values of one or more of the Underliers may offset changes in the values of the others – Movements in the values of the Underliers may not correlate with each other. At a time when the values of one or more Underliers increase, the values of the other Underliers may not increase as much, or may even decline. Therefore, in calculating the Allocated Basket Return, increases in the values of one or more Underliers may be moderated, or wholly offset, by lesser increases or declines in the values of the other Underliers. Although the best-performing Underlier will be the most heavily weighted Underlier and the worst-performing Underlier will be the least heavily weighted Underlier, the return of the best-performing Underlier may not be positive or may not be large enough to counterbalance the negative Underlier Return from the second-best-performing Underlier or the worst-performing Underlier. In such a case, the allocation of the weightings of the Underliers based on their respective performances will not prevent you from receiving only the Principal Amount. If the Allocated Basket Return is zero or negative, MSFL will pay you at maturity only your Principal Amount of $1,000 per Note.

♦No interest payments — MSFL will not make any interest payments with respect to the Notes.

♦The Notes are subject to our credit risk, and any actual or anticipated changes to our credit ratings or our credit spreads may adversely affect the market value of the Notes – Investors are dependent on our ability to pay all amounts due on the Notes at maturity, and, therefore, you are subject to our credit risk. If we default on our obligations under the Notes, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the Notes prior to maturity will be affected by changes in the market’s view of our creditworthiness. Any actual or anticipated decline in our credit ratings or increase in our credit spreads charged by the market for taking our credit risk is likely to adversely affect the market value of the Notes.

♦As a finance subsidiary, MSFL has no independent operations and will have no independent assets. As a finance subsidiary, MSFL has no independent operations beyond the issuance and administration of its securities and will have no independent assets available for distributions to holders of MSFL securities if they make claims in respect of such securities in a bankruptcy, resolution or similar proceeding. Accordingly, any recoveries by such holders will be limited to those available under the related guarantee by Morgan Stanley and that guarantee will rank pari passu with all other unsecured, unsubordinated obligations of Morgan Stanley. Holders will have recourse only to a single claim against Morgan Stanley and its assets under the guarantee. Holders of securities issued by MSFL should accordingly assume that in any such proceedings they would not have any priority over and should be treated pari passu with the claims of other unsecured, unsubordinated creditors of Morgan Stanley, including holders of Morgan Stanley-issued securities.

♦Repayment of the Principal Amount applies only at maturity – You should be willing to hold your Notes to maturity. If you are able to sell your Notes in the secondary market, you may have to sell them at a loss relative to your initial investment even if the Underliers have not decreased from their respective Initial Levels. You will receive the Principal Amount of the Notes from MSFL only at maturity, subject to our creditworthiness.

♦The market price of the Notes will be influenced by many unpredictable factors – Several factors, many of which are beyond our control, will influence the value of the Notes in the secondary market and the price at which MS & Co. may be willing to purchase or sell the Notes in the secondary market (if at all), including:

othe value of each of the Underliers at any time,

othe volatility (frequency and magnitude of changes in value) of each of the Underliers,

odividend rates on the securities included in each of the Underliers,

ointerest and yield rates in the market,

ogeopolitical conditions and economic, financial, political, regulatory or judicial events that affect the Underliers or equities markets generally and which may affect the Final Levels,

otime remaining until the Notes mature, and

oany actual or anticipated changes in our credit ratings or credit spreads.

Some or all of these factors will influence the terms of the Notes at the time of issuance and the price that you will receive if you are able to sell your Notes prior to maturity, as the Notes are comprised of both a debt component and a performance-based component linked to the Underliers, and these are the types of factors that also generally affect the values of debt securities and derivatives linked to the Underliers. Generally, the longer the time remaining to maturity, the more the market price of the Notes will be affected by the other factors described above. For example, you may have to sell your Notes at a substantial discount from the Principal Amount of $1,000 per Note if the values of the Underliers at the time of sale are at, below or moderately above their Initial Levels or if market interest rates rise. You cannot predict the future performance of the Underliers based on their historical performance.

♦The amount payable on the Notes is not linked to the levels of the Underliers at any time other than the Valuation Date. The Allocated Basket Return will be based on the Final Levels of the Underliers on the Valuation Date, subject to postponement for non-Index Business Days and certain Market Disruption Events. Even if some or all of the Underliers appreciate prior to the Valuation Date but then drop by the Valuation Date, the Payment at Maturity may be significantly less than it would have been had the Payment at Maturity been linked to the levels of the Underliers prior to such drop. Although the actual levels of the Underliers on the stated Maturity Date or at other times during the term of the Notes may be higher than their Final Levels, the Payment at Maturity will be based solely on the Final Levels of the Underliers on the Valuation Date as compared to their Initial Levels.

♦Investing in the Notes is not equivalent to investing in the Underliers or the stocks composing the Underliers. Investing in the Notes is not equivalent to investing in the Underliers or the stocks that constitute the Underliers. Investors in the Notes will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the stocks that constitute the Underliers. Additionally, the Underliers are not “total return” indices, which, in addition to reflecting the market prices of the stocks that constitute the Underliers, would also reflect dividends paid on such stocks. The return on the Notes will not include such a total return feature.

♦The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the Notes in the Issue Price reduce the economic terms of the Notes, cause the estimated value of the Notes to be less than the Issue Price and will adversely affect secondary market prices — Assuming no change in market conditions or any other relevant factors, the prices, if any, at which dealers, including MS & Co., may be willing to purchase the Notes in secondary market transactions will likely be significantly lower than the Issue Price, because secondary market prices will exclude the issuing, selling, structuring and hedging-related costs that are included in the Issue Price and borne by you and because the secondary market prices will reflect our secondary market credit spreads and the bid-offer spread that any dealer would charge in a secondary market transaction of this type as well as other factors.

The inclusion of the costs of issuing, selling, structuring and hedging the Notes in the Issue Price and the lower rate we are willing to pay as issuer make the economic terms of the Notes less favorable to you than they otherwise would be.

However, because the costs associated with issuing, selling, structuring and hedging the Notes are not fully deducted upon issuance, for a period of up to 12 months following the Settlement Date, to the extent that MS & Co. may buy or sell the Notes in the secondary market, absent changes in market conditions, including those related to the Underliers, and to our secondary market credit spreads, it would do so based on values higher than the estimated value, and we expect that those higher values will also be reflected in your brokerage account statements.

♦The estimated value of the Notes is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price — These pricing and valuation models are proprietary and rely in part on subjective views of certain market inputs and certain assumptions about future events, which may prove to be incorrect. As a result, because there is no market-standard way to value these types of securities, our models may yield a higher estimated value of the Notes than those generated by others, including other dealers in the market, if they attempted to value the Notes. In addition, the estimated value on the Trade Date does not represent a minimum or maximum price at which dealers, including MS & Co., would be willing to purchase your Notes in the secondary market (if any exists) at any time. The value of your Notes at any time after the date of this pricing supplement will vary based on many factors that cannot be predicted with accuracy, including our creditworthiness and changes in market conditions. See also “The market price of the Notes will be influenced by many unpredictable factors” above.

♦The Notes will not be listed on any securities exchange and secondary trading may be limited — The Notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the Notes. MS & Co. currently intends, but is not obligated, to make a market in the Notes and, if it once chooses to make a market, may cease doing so at any time. When it does make a market, it will generally do so for transactions of routine secondary market size at prices based on its estimate of the current value of the Notes, taking into account its bid/offer spread, our credit spreads, market volatility, the notional size of the proposed sale, the cost of unwinding any related hedging positions, the time remaining to maturity and the likelihood that it will be able to resell the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Since other broker-dealers may not participate significantly in the secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which MS & Co. is willing to transact. If, at any time, MS & Co. were to cease making a market in the Notes, it is likely that there would be no secondary market for the Notes. Accordingly, you should be willing to hold your Notes to maturity.

♦Hedging and trading activity by our affiliates could potentially adversely affect the value of the Notes — One or more of our affiliates and/or third-party dealers have carried out, and will continue to carry out hedging activities related to the Notes (and possibly to other instruments linked to the Underliers or their constituent stocks), including trading in the constituent stocks of the Underliers, in futures or options contracts on the Underliers or the constituent stocks of the Underliers, as well as in other instruments related to the Underliers. As a result, these entities may be unwinding or adjusting hedge positions during the term of the Notes, and the hedging strategy may involve greater and more frequent dynamic adjustments to the hedge as the Valuation Date approaches. MS & Co. and some of our other affiliates also trade in the constituent stocks of the Underliers, in futures or options contracts on the constituent stocks of the Underliers, as well as in other instruments related to the Underliers, on a regular basis as part of their general broker-dealer and other businesses. Any of these hedging or trading activities on or prior to the Trade Date could have increased the Initial Levels of the Underliers, and, therefore, could have increased the levels at or above which the Underliers must close on the Valuation Date before you would receive a Payment at Maturity that exceeds your initial investment in the Notes. Additionally, such hedging or trading activities during the term of the Notes, including on the Valuation Date, could adversely affect the Closing Levels of the Underliers on the Valuation Date and, accordingly, the amount of cash payable to an investor at maturity.

♦Potential conflict of interest — As Calculation Agent, MS & Co. has determined the Initial Levels and will determine the Final Levels, the Basket Weightings, the Allocated Basket Return and whether any Market Disruption Event has occurred, and will calculate the amount payable at maturity. Moreover, certain determinations made by MS & Co., in its capacity as Calculation Agent, may require it to exercise discretion and make subjective judgments, such as with respect to the occurrence or non-occurrence of Market Disruption Events and the selection of a Successor Underlier or calculation of the Allocated Basket Return in the event of a discontinuance of an Underlier or a Market Disruption Event. These potentially subjective determinations may adversely affect the payout to you at maturity. For further information regarding these types of determinations, see “Description of Equity-Linked Notes—General Terms of the Notes—Some Definitions” and “Description of Equity-Linked Notes—Discontinuance of Any Underlying Index; Alteration of Method of Calculation” in the accompanying product supplement. In addition, MS & Co. has determined the estimated value of the Notes on the Trade Date.

♦Potentially inconsistent research, opinions or recommendations by Morgan Stanley, UBS or our or their respective affiliates — Morgan Stanley, UBS and our or their respective affiliates publish research from time to time on financial markets and other matters that may influence the value of the Notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any research, opinions or recommendations expressed by Morgan Stanley, UBS or our or their respective affiliates may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Notes and the Underliers to which the Notes are linked.

Risks Relating to the Underliers

♦Governmental regulatory actions could result in material changes to the composition of the Underliers and could negatively affect your return on the Notes – Governmental regulatory actions, including but not limited to sanctions-related actions by the U.S. or foreign governments, could make it necessary or advisable for there to be material changes to the composition of the Underliers, depending on the nature of such governmental regulatory actions and the Underlier constituent stocks that are affected. If any governmental regulatory action results in the removal of Underlier constituent stocks that have (or historically have had) significant weights within the applicable Underlier, such removal, or even any uncertainty relating to a possible removal, could have a material and negative effect on the level of the applicable Underlier and, therefore, your return on the Notes.

♦The Notes are subject to risks associated with investments in securities linked to the value of foreign equity securities – The Notes are linked to the value of foreign equity securities. Investments in securities linked to the value of foreign equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross-shareholdings in companies in certain countries. Although the equity securities included in the Underliers are traded in foreign currencies, the value of your Notes (as measured in U.S. dollars) will not be adjusted for any exchange rate fluctuations. Also, there is generally less publicly available information about foreign companies than about U.S. companies that are subject to the reporting requirements of the United States Securities and Exchange Commission, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements different from those applicable to U.S. reporting companies. The prices of securities issued in foreign markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws. Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times. Moreover, the economies in such countries may differ favorably or unfavorably from the economy in the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources, self-sufficiency and balance of payment positions.

♦Adjustments to any of the Underliers could adversely affect the value of the Notes. The Underlier Publisher for each Underlier is responsible for calculating and maintaining such Underlier. The applicable Underlier Publisher may add, delete or substitute the stocks constituting such Underlier or make other methodological changes required by certain corporate events relating to the stocks constituting such Underlier, such as stock dividends, stock splits, spin-offs, rights offerings and extraordinary dividends, that could change the value of the Underlier. The Underlier Publisher may discontinue or suspend calculation or publication of any of the Underliers at any time. In these circumstances, the Calculation Agent will have the sole discretion to substitute a Successor Underlier that is comparable to the discontinued Underlier, and is permitted to consider indices that are calculated and published by the Calculation Agent or any of its affiliates. Any of these actions could adversely affect the value of any of the Underliers and, consequently, the value of the Notes.

Hypothetical Payments on the Notes at Maturity

These examples are based on hypothetical terms. The actual terms are set forth on the cover of this pricing supplement.

The below scenario analysis and examples are provided for illustrative purposes only and are purely hypothetical. They do not purport to be representative of every possible scenario concerning positive or negative Allocated Basket Returns. We cannot predict the Allocated Basket Return or the Final Level of any Underlier on the Valuation Date. You should not take the scenario analysis and these examples as an indication or assurance of the expected performance of the Basket. The numbers set forth in the examples below have been rounded for ease of analysis. The following scenario analysis and examples illustrate the Payment at Maturity for a $1,000 Principal Amount of Notes on a hypothetical offering of the Notes, based on the following terms*:

Investment term:	Approximately 5 years
Hypothetical EURO STOXX 50® Index Initial Level:	4,200
Hypothetical Nikkei Stock Average Initial Level:	30,000
Hypothetical S&P 500® Index Initial Level:	4,000
Principal Amount:	$1,000
Maximum Gain:	74.00%
Basket Weightings:	60% for the Underlier with the highest Underlier Return, 30% for the Underlier with the second-best Underlier Return and 10% for the Underlier with the lowest Underlier Return.

*The actual Initial Levels are specified on the cover of this pricing supplement.

Allocated Basket Return	Payment at Maturity (Per Note)	Total Return on the Notes
100.00%	$1,740.00	74.00%
90.00%	$1,740.00	74.00%
80.00%	$1,740.00	74.00%
74.00%	$1,740.00	74.00%
70.00%	$1,700.00	70.00%
60.00%	$1,600.00	60.00%
50.00%	$1,500.00	50.00%
40.00%	$1,400.00	40.00%
30.00%	$1,300.00	30.00%
20.00%	$1,200.00	20.00%
10.00%	$1,100.00	10.00%
5.00%	$1,050.00	5.00%
0.00%	$1,000.00	0.00%
-5.00%	$1,000.00	0.00%
-10.00%	$1,000.00	0.00%
-20.00%	$1,000.00	0.00%
-30.00%	$1,000.00	0.00%
-40.00%	$1,000.00	0.00%
-50.00%	$1,000.00	0.00%
-60.00%	$1,000.00	0.00%
-70.00%	$1,000.00	0.00%
-80.00%	$1,000.00	0.00%
-90.00%	$1,000.00	0.00%
-100.00%	$1,000.00	0.00%

Example 1	Example 2	Example 3
♦EURO STOXX 50® Index Final Level: 9,450 (Underlier Return: 125%) (Basket Weighting: 60%)	♦EURO STOXX 50® Index Final Level: 3,360 (Underlier Return: -20%) (Basket Weighting: 10%)	♦EURO STOXX 50® Index Final Level: 2,100 (Underlier Return: -50%) (Basket Weighting: 60%)
♦Nikkei Stock Average Final Level: 46,500 (Underlier Return: 55%) (Basket Weighting: 30%)	♦Nikkei Stock Average Final Level: 49,500 (Underlier Return: 65%) (Basket Weighting: 60%)	♦Nikkei Stock Average Final Level: 12,000 (Underlier Return: -60%) (Basket Weighting: 30%)
♦S&P 500® Index Final Level: 6,000 (Underlier Return: 50%) (Basket Weighting: 10%)	♦S&P 500® Index Final Level: 5,400 (Underlier Return: 35%) (Basket Weighting: 30%)	♦S&P 500® Index Final Level: 800 (Underlier Return: -80%) (Basket Weighting: 10%)
♦Payment at Maturity: $1,740 (Return on $1,000 investment: 74.00%)	♦Payment at Maturity: $1,475 (Return on $1,000 investment: 47.50%)	♦Payment at Maturity: $1,000 (Return on $1,000 investment: 0.00%)

In Example 1—The return of the best-performing Underlier (EURO STOXX 50® Index) is 125%, the return of the second-best-performing Underlier (Nikkei Stock Average) is 55% and the return of the worst-performing Underlier (S&P 500® Index) is 50%.

The Allocated Basket Return is calculated as follows:

Allocated Basket Return = [(125% x 60%) + (55% x 30%) + (50% x 10%)] = 96.50%

Because the Allocated Basket Return is greater than zero, the Payment at Maturity for each $1,000 Principal Amount of Notes is calculated as the lesser of:

(A) $1,000 + ($1,000 × Allocated Basket Return), and

(B) $1,000 + ($1,000 × Maximum Gain)

 = the lesser of (A) $1,000 + ($1,000 × 96.50%) and (B) $1,000 + ($1,000 × 74.00%)

 = $1,000 + ($1,000 × 74.00%)

 = $1,000 + $740

 = $1,740

Because the Allocated Basket Return of 96.50% is greater than the Maximum Gain of 74.00%, for each $1,000 Principal Amount of Notes, MSFL will pay you $1,740 at maturity.

In Example 2—The return of the best-performing Underlier (Nikkei Stock Average) is 65%, the return of the second-best-performing Underlier (S&P 500® Index) is 35% and the return of the worst-performing Underlier (EURO STOXX 50® Index) is -20%.

The Allocated Basket Return is calculated as follows:

Allocated Basket Return = [(65% x 60%) + (35% x 30%) + (-20% x 10%)] = 47.50%

Because the Allocated Basket Return is greater than zero, the Payment at Maturity for each $1,000 Principal Amount of Notes is calculated as the lesser of:

(A) $1,000 + ($1,000 × Allocated Basket Return), and

(B) $1,000 + ($1,000 × Maximum Gain)

 = the lesser of (A) $1,000 + ($1,000 × 47.50%) and (B) $1,000 + ($1,000 × 74.00%)

 = $1,000 + ($1,000 × 47.50%)

 = $1,000 + $475

 = $1,475

Because the Allocated Basket Return of 47.50% is less than the Maximum Gain of 74.00%, for each $1,000 Principal Amount of Notes, MSFL will pay you $1,475 at maturity.

In Example 3—The return of the best-performing Underlier (EURO STOXX 50® Index) is -50%, the return of the second-best-performing Underlier (Nikkei Stock Average) is -60% and the return of the worst-performing Underlier (S&P 500® Index) is -80%.

The Allocated Basket Return is calculated as follows:

Allocated Basket Return = [(-50% x 60%) + (-60% x 30%) + (-80% x 10%)] = -56.00%

Because the Allocated Basket Return is less than zero, for each $1,000 Principal Amount of the Notes, MSFL will pay you $1,000 at maturity. You will not receive any positive return on your investment.

What Are the Tax Consequences of the Notes?

In the opinion of our counsel, Davis Polk & Wardwell LLP, the Notes should be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying product supplement called “United States Federal Taxation—Tax Consequences to U.S. Holders.” Under this treatment, if you are a U.S. taxable investor, you generally will be subject to annual income tax based on the “comparable yield” (as defined in the accompanying product supplement) of the Notes, adjusted upward or downward to reflect the difference, if any, between the actual and projected amount of the payments on the Notes. In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the Notes generally will be treated as ordinary income. We have determined that the “comparable yield” for the Notes is a rate of 5.3760% per annum, compounded semi-annually. Based on the comparable yield set forth above, the “projected payment schedule” for a Note (assuming an issue price of $1,000) consists of a single projected amount equal to $1,304.1548 due at maturity.

You should read the discussion under “United States Federal Taxation” in the accompanying product supplement concerning the U.S. federal income tax consequences of an investment in the Notes.

The following table states the amount of interest income (without taking into account any adjustment to reflect the difference, if any, between the actual and the projected amount of the contingent payment on a Note) that will be deemed to have accrued with respect to a Note for each accrual period (assuming a day count convention of 30 days per month and 360 days per year), based upon the comparable yield set forth above.

ACCRUAL PERIOD	INTEREST INCOME DEEMED TO ACCRUE DURING ACCRUAL PERIOD (PER NOTE)	TOTAL INTEREST INCOME DEEMED TO HAVE ACCRUED FROM ORIGINAL ISSUE DATE (PER NOTE) AS OF END OF ACCRUAL PERIOD
Original Issue Date through June 30, 2024	$17.9200	$17.9200
July 1, 2024 through December 31, 2024	$27.3617	$45.2817
January 1, 2025 through June 30, 2025	$28.0972	$73.3789
July 1, 2025 through December 31, 2025	$28.8524	$102.2313
January 1, 2026 through June 30, 2026	$29.6280	$131.8593
July 1, 2026 through December 31, 2026	$30.4244	$162.2837
January 1, 2027 through June 30, 2027	$31.2422	$193.5259
July 1, 2027 through December 31, 2027	$32.0820	$225.6079
January 1, 2028 through June 30, 2028	$32.9443	$258.5522
July 1, 2028 through December 31, 2028	$33.8299	$292.3821
January 1, 2029 through the Maturity Date	$11.7727	$304.1548

The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of U.S. Holders’ accruals of interest income and adjustments thereto in respect of the Notes for U.S. federal income tax purposes, and we make no representation regarding the actual amount of the payments that will be made on the Notes.

If you are a non-U.S. investor, please also read the section of the accompanying product supplement called “United States Federal Taxation—Tax Consequences to Non-U.S. Holders.”

As discussed in the accompanying product supplement, Section 871(m) of the Internal Revenue Code of 1986, as amended (the “Code”), and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% (or a lower applicable treaty rate) withholding tax on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities (each, an “Underlying Security”). Subject to certain exceptions, Section 871(m) generally applies to securities that substantially replicate the economic performance of one or more Underlying Securities, as determined based on tests set forth in the applicable Treasury regulations (a “Specified Security”). However, pursuant to an Internal Revenue Service (“IRS”) notice, Section 871(m) will not apply to securities issued before January 1, 2025 that do not have a delta of one with respect to any Underlying Security. Based on our determination that the Notes do not have a delta of one with respect to any Underlying Security, our counsel is of the opinion that the Notes should not be Specified Securities and, therefore, should not be subject to Section 871(m). Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. If withholding is required, we will not be required to pay any additional amounts with respect to the amounts so withheld. You should consult your tax adviser regarding the potential application of Section 871(m) to the Notes.

You should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the Notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

The discussion in the preceding paragraphs under “What Are the Tax Consequences of the Notes?” and the discussion contained in the section entitled “United States Federal Taxation” in the accompanying product supplement, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the Notes.

EURO STOXX 50® Index

The EURO STOXX 50® Index was created by STOXX® Limited, a part of Qontigo, which is a wholly owned subsidiary of Deutsche Börse AG. Publication of the EURO STOXX 50® Index began on February 26, 1998, based on an initial index value of 1,000 at December 31, 1991. The EURO STOXX 50® Index is composed of 50 component stocks of market sector leaders among the 20 STOXX® supersectors, which includes stocks selected from the Eurozone. The component stocks have a high degree of liquidity and represent the largest companies across all market sectors. For additional information about the EURO STOXX 50® Index, see the information set forth under “EURO STOXX 50® Index” in the accompanying index supplement.

“EURO STOXX 50®” and “STOXX®” are registered trademarks of STOXX® Limited. For more information, see “EURO STOXX 50® Index” in the accompanying index supplement.

Historical Information

The following table sets forth the published high and low Closing Levels, as well as the end-of-quarter Closing Levels, of the EURO STOXX 50® Index for each quarter in the period from January 1, 2019 through February 26, 2024. The Closing Level of the EURO STOXX 50® Index on February 26, 2024 was 4,864.29. We obtained the information in the table below from Bloomberg Financial Markets, without independent verification. The historical Closing Levels of the EURO STOXX 50® Index should not be taken as an indication of future performance, and no assurance can be given as to the Closing Level of the EURO STOXX 50® Index on the Valuation Date.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/1/2019	3/31/2019	3,409.00	2,954.66	3,351.71
4/1/2019	6/30/2019	3,514.62	3,280.43	3,473.69
7/1/2019	9/30/2019	3,571.39	3,282.78	3,569.45
10/1/2019	12/31/2019	3,782.27	3,413.31	3,745.15
1/1/2020	3/31/2020	3,865.18	2,385.82	2,786.90
4/1/2020	6/30/2020	3,384.29	2,662.99	3,234.07
7/1/2020	9/30/2020	3,405.35	3,137.06	3,193.61
10/1/2020	12/31/2020	3,581.37	2,958.21	3,552.64
1/1/2021	3/31/2021	3,926.20	3,481.44	3,919.21
4/1/2021	6/30/2021	4,158.14	3,924.80	4,064.30
7/1/2021	9/30/2021	4,246.13	3,928.53	4,048.08
10/1/2021	12/31/2021	4,401.49	3,996.41	4,298.41
1/1/2022	3/31/2022	4,392.15	3,505.29	3,902.52
4/1/2022	6/30/2022	3,951.12	3,427.91	3,454.86
7/1/2022	9/30/2022	3,805.22	3,279.04	3,318.20
10/1/2022	12/31/2022	3,986.83	3,331.53	3,793.62
1/1/2023	3/31/2023	4,315.05	3,856.09	4,315.05
4/1/2023	6/30/2023	4,408.59	4,218.04	4,399.09
7/1/2023	9/30/2023	4,471.31	4,129.18	4,174.66
10/1/2023	12/31/2023	4,549.44	4,014.36	4,521.44
1/1/2024	2/26/2024*	4,872.57	4,403.08	4,864.29

* Available information for the indicated period includes data for less than the entire calendar quarter, and, accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only.

The graph below illustrates the performance of the EURO STOXX 50® Index from January 1, 2008 through February 26, 2024, based on information from Bloomberg. Past performance of the EURO STOXX 50® Index is not indicative of the future performance of the EURO STOXX 50® Index.

Nikkei Stock Average

The Nikkei Stock Average, which we also refer to as the Nikkei 225 Index, is a stock index calculated, published and disseminated by Nikkei Inc. (formerly known as Nihon Keizai Shimbun, Inc.), which we refer to as Nikkei. The Nikkei Stock Average measures the composite price performance of 225 underlying stocks, which represent a broad cross-section of Japanese industries, trading on the Prime Market of the Tokyo Stock Exchange (the “TSE”). Stocks must be listed on the Prime Market of the TSE in order to be included in the Nikkei 225 Index. Nikkei rules require that the 75 most liquid issues (one-third of the component count of the Nikkei 225 Index) be included in the Nikkei 225 Index. Nikkei first calculated and published the Nikkei Stock Average in 1970. The 225 companies included in the Nikkei Stock Average are divided into six sector categories: technology, financials, consumer goods, materials, capital goods/others and transportation and utilities. For additional information about the Nikkei 225 Index, see the information set forth under “Nikkei Stock Average” in the accompanying index supplement.

Nikkei, the publisher of the Nikkei 225 Index, has the copyright to the Nikkei 225 Index. All rights to the Nikkei 225 Index are owned by Nikkei. Nikkei has the right to change the contents of the Nikkei 225 Index and to cease compilation and publication of the Nikkei 225 Index. In addition, Nikkei has no relationship to us or the Notes; it does not sponsor, endorse, authorize, sell or promote the Notes, and has no obligation or liability in connection with the administration, marketing or trading of the Notes, or with the calculation of the return on your investment. For more information, see “Nikkei Stock Average” in the accompanying index supplement.

Historical Information

The following table sets forth the published high and low Closing Levels, as well as the end-of-quarter Closing Levels, of the Nikkei Stock Average for each quarter in the period from January 1, 2019 through February 26, 2024. The Closing Level of the Nikkei Stock Average on February 26, 2024 was 39,233.71. We obtained the information in the table below from Bloomberg Financial Markets, without independent verification. The historical Closing Levels of the Nikkei Stock Average should not be taken as an indication of future performance, and no assurance can be given as to the Closing Level of the Nikkei Stock Average on the Valuation Date.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/1/2019	3/31/2019	21,822.04	19,561.96	21,205.81
4/1/2019	6/30/2019	22,307.58	20,408.54	21,275.92
7/1/2019	9/30/2019	22,098.84	20,261.04	21,755.84
10/1/2019	12/31/2019	24,066.12	21,341.74	23,656.62
1/1/2020	3/31/2020	24,083.51	16,552.83	18,917.01
4/1/2020	6/30/2020	23,178.10	17,818.72	22,288.14
7/1/2020	9/30/2020	23,559.30	21,710.00	23,185.12
10/1/2020	12/31/2020	27,568.15	22,977.13	27,444.17
1/1/2021	3/31/2021	30,467.75	27,055.94	29,178.80
4/1/2021	6/30/2021	30,089.25	27,448.01	28,791.53
7/1/2021	9/30/2021	30,670.10	27,013.25	29,452.66
10/1/2021	12/31/2021	29,808.12	27,528.87	28,791.71
1/1/2022	3/31/2022	29,332.16	24,717.53	27,821.43
4/1/2022	6/30/2022	28,246.53	25,748.72	26,393.04
7/1/2022	9/30/2022	29,222.77	25,935.62	25,937.21
10/1/2022	12/31/2022	28,383.09	26,093.67	26,094.50
1/1/2023	3/31/2023	28,623.15	25,716.86	28,041.48
4/1/2023	6/30/2023	33,706.08	27,472.63	33,189.04
7/1/2023	9/30/2023	33,753.33	31,450.76	31,857.62
10/1/2023	12/31/2023	33,681.24	30,526.88	33,464.17
1/1/2024	2/26/2024*	39,233.71	33,288.29	39,233.71

* Available information for the indicated period includes data for less than the entire calendar quarter, and, accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only.

The graph below illustrates the performance of the Nikkei Stock Average from January 1, 2008 through February 26, 2024, based on information from Bloomberg. Past performance of the Nikkei Stock Average is not indicative of the future performance of the Nikkei Stock Average.

S&P 500® Index

The S&P 500® Index, which is calculated, maintained and published by S&P® Dow Jones Indices LLC (“S&P®”), is intended to provide a benchmark for performance measurement of the large capitalization segment of the U.S. equity markets by tracking the stock price movement of 500 companies with large market capitalizations. Component stocks of the S&P 500® Index are required to have a total company level market capitalization that reflects approximately the 85th percentile of the S&P® Total Market Index. The S&P 500® Index measures the relative performance of the common stocks of 500 companies as of a particular time as compared to the performance of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. For additional information about the S&P 500® Index, see the information set forth under “S&P® U.S. Indices—S&P 500® Index” in the accompanying index supplement.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of Standard and Poor’s Financial Services LLC. For more information, see “S&P® U.S. Indices” in the accompanying index supplement.

Historical Information

The following table sets forth the published high and low Closing Levels, as well as the end-of-quarter Closing Levels, of the S&P 500® Index for each quarter in the period from January 1, 2019 through February 26, 2024. The Closing Level of the S&P 500® Index on February 26, 2024 was 5,069.53. We obtained the information in the table below from Bloomberg Financial Markets, without independent verification. The historical Closing Levels of the S&P 500® Index should not be taken as an indication of future performance, and no assurance can be given as to the Closing Level of the S&P 500® Index on the Valuation Date.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/1/2019	3/31/2019	2,854.88	2,447.89	2,834.40
4/1/2019	6/30/2019	2,954.18	2,744.45	2,941.76
7/1/2019	9/30/2019	3,025.86	2,840.60	2,976.74
10/1/2019	12/31/2019	3,240.02	2,887.61	3,230.78
1/1/2020	3/31/2020	3,386.15	2,237.40	2,584.59
4/1/2020	6/30/2020	3,232.39	2,470.50	3,100.29
7/1/2020	9/30/2020	3,580.84	3,115.86	3,363.00
10/1/2020	12/31/2020	3,756.07	3,269.96	3,756.07
1/1/2021	3/31/2021	3,974.54	3,700.65	3,972.89
4/1/2021	6/30/2021	4,297.50	4,019.87	4,297.50
7/1/2021	9/30/2021	4,536.95	4,258.49	4,307.54
10/1/2021	12/31/2021	4,793.06	4,300.46	4,766.18
1/1/2022	3/31/2022	4,796.56	4,170.70	4,530.41
4/1/2022	6/30/2022	4,582.64	3,666.77	3,785.38
7/1/2022	9/30/2022	4,305.20	3,585.62	3,585.62
10/1/2022	12/31/2022	4,080.11	3,577.03	3,839.50
1/1/2023	3/31/2023	4,179.76	3,808.10	4,109.31
4/1/2023	6/30/2023	4,450.38	4,055.99	4,450.38
7/1/2023	9/30/2023	4,588.96	4,273.53	4,288.05
10/1/2023	12/31/2023	4,783.35	4,117.37	4,769.83
1/1/2024	2/26/2024*	5,088.80	4,688.68	5,069.53

* Available information for the indicated period includes data for less than the entire calendar quarter, and, accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only.

The graph below illustrates the performance of the S&P 500® Index from January 1, 2008 through February 26, 2024, based on information from Bloomberg. Past performance of the S&P 500® Index is not indicative of the future performance of the S&P 500® Index.

Additional Terms of the Notes

If the terms described herein are inconsistent with those described in the product supplement, index supplement or prospectus, the terms described herein shall control.

The accompanying product supplement refers to the Principal Amount as the “Stated Principal Amount,” the Initial Level as the “Initial Index Value,” the Final Level as the “Final Index Value” and the Trade Date as the “Pricing Date.”

Underlier Publisher

With respect to the SX5E Index, STOXX® Limited or any successor thereto; with respect to the NKY Index, Nikkei Inc. or any successor thereto; and with respect to the SPX Index, S&P® Dow Jones Indices LLC or any successor thereto.

Interest

None

Bull or Bear Notes

Bull notes

Call Right

The Notes are not callable prior to the Maturity Date.

Postponement of Maturity Date

If the Valuation Date is postponed so that it falls less than two Business Days prior to the scheduled Maturity Date, the Maturity Date will be postponed to the second Business Day following the Valuation Date as postponed.

Equity-linked Notes

All references to “equity-linked notes” or related terms in the accompanying product supplement for equity-linked notes shall be deemed to refer to the Notes when read in conjunction with this document.

Trustee

The Bank of New York Mellon

Calculation Agent

MS & Co.

Issuer Notice to Registered Note Holders, the Trustee and the Depositary

In the event that the Maturity Date is postponed due to postponement of the Valuation Date, the issuer shall give notice of such postponement and, once it has been determined, of the date to which the Maturity Date has been rescheduled (i) to each registered holder of the Notes by mailing notice of such postponement by first class mail, postage prepaid, to such registered holder’s last address as it shall appear upon the registry books, (ii) to the trustee by facsimile, confirmed by mailing such notice to the trustee by first class mail, postage prepaid, at its New York office and (iii) to The Depository Trust Company (the “depositary”) by telephone or facsimile, confirmed by mailing such notice to the depositary by first class mail, postage prepaid. Any notice that is mailed to a registered holder of the Notes in the manner herein provided shall be conclusively presumed to have been duly given to such registered holder, whether or not such registered holder receives the notice. The issuer shall give such notice as promptly as possible, and in no case later than (i) with respect to notice of postponement of the Maturity Date, the Business Day immediately preceding the scheduled Maturity Date, and (ii) with respect to notice of the date to which the Maturity Date has been rescheduled, the Business Day immediately following the actual Valuation Date for determining the final index value.

The issuer shall, or shall cause the calculation agent to, (i) provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to the depositary of the Payment at Maturity on or prior to 10:30 a.m. (New York City time) on the Business Day preceding the Maturity Date and (ii) deliver the aggregate cash amount due with respect to the Notes to the trustee for delivery to the depositary, as a holder of the Notes, on the Maturity Date.

Additional Information About the Notes

Use of Proceeds and Hedging

The proceeds from the sale of the Notes will be used by us for general corporate purposes. We will receive, in aggregate, $1,000 per Note issued, because, when we enter into hedging transactions in order to meet our obligations under the Notes, our hedging counterparty will reimburse the cost of the Agent’s commissions. The costs of the Notes borne by you and described on page 2 above comprise the Agent’s commissions and the cost of issuing, structuring and hedging the Notes. See also “Use of Proceeds and Hedging” in the accompanying product supplement.

On or prior to the Trade Date, we hedged our anticipated exposure in connection with the Notes by entering into hedging transactions with our affiliates and/or third party dealers. We expect our hedging counterparties to have taken positions in the constituent stocks of the Underliers, in futures or options contracts on the Underliers or the constituent stocks of the Underliers. Such purchase or sale activity could have increased the Initial Levels of the Underliers, and, therefore, could have increased the levels at or above which the Underliers must close on the Valuation Date before you would receive at maturity a payment that exceeds the Principal Amount of the Notes. In addition, through our affiliates, we are likely to modify our hedge position throughout the term of the Notes, including on the Valuation Date, by purchasing and selling the constituent stocks of the Underliers, futures or options contracts on the Underliers or the constituent stocks of the Underliers, as well as other instruments related to the Underliers that we may wish to use in connection with such hedging activities, including by purchasing or selling any such securities or instruments on the Valuation Date. As a result, these entities may be unwinding or adjusting hedge positions during the term of the Notes, and the hedging strategy may involve greater and more frequent dynamic adjustments to the hedge as the Valuation Date approaches. Such hedging or trading activities during the term of the Notes could adversely affect the levels of the Underliers, and accordingly, could increase the likelihood of the Allocated Basket Return being negative, in which case you will receive no positive return on the Notes. We cannot give any assurance that our hedging activities will not affect the levels of the Underliers and, therefore, adversely affect the value of the Notes or the amount payable at maturity.

Supplemental Plan of Distribution; Conflicts of Interest

MS & Co. is the agent for this offering. We have agreed to sell to MS & Co., and MS & Co. has agreed to purchase, all of the Notes at the issue price less the underwriting discount indicated on the cover of this document. UBS Financial Services Inc., acting as dealer, will receive from MS & Co. a fixed sales commission of $35 for each Note it sells.

MS & Co. is our affiliate and a wholly owned subsidiary of Morgan Stanley, and it and other affiliates of ours expect to make a profit by selling, structuring and, when applicable, hedging the Notes.

MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc. (“FINRA”), regarding a FINRA member firm’s distribution of the Notes of an affiliate and related conflicts of interest. MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.

In order to facilitate the offering of the Notes, the agent may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the agent may sell more Notes than it is obligated to purchase in connection with the offering, creating a naked short position in the Notes, for its own account. The agent must close out any naked short position by purchasing the Notes in the open market. A naked short position is more likely to be created if the agent is concerned that there may be downward pressure on the price of the Notes in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the agent may bid for, and purchase, the Notes or the constituent stocks of the Underliers in the open market to stabilize the price of the Notes. Any of these activities may raise or maintain the market price of the Notes above independent market levels or prevent or retard a decline in the market price of the Notes. The agent is not required to engage in these activities, and may end any of these activities at any time. An affiliate of the agent has entered into a hedging transaction with us in connection with this offering of Notes. See “—Use of Proceeds and Hedging” above.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special counsel to MSFL and Morgan Stanley, when the Notes offered by this pricing supplement have been executed and issued by MSFL, authenticated by the trustee pursuant to the MSFL Senior Debt Indenture (as defined in the accompanying prospectus) and delivered against payment as contemplated herein, such Notes will be valid and binding obligations of MSFL and the related guarantee will be a valid and binding obligation of Morgan Stanley, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to (i) the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above and (ii) any provision of the MSFL Senior Debt Indenture that purports to avoid the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law by limiting the amount of Morgan Stanley’s obligation under the related guarantee. This opinion is given as of the date hereof and is limited to the laws of the State of New York, the General Corporation Law of the State of Delaware and the Delaware Limited Liability Company Act. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the MSFL Senior Debt Indenture and its authentication of the Notes and the validity, binding nature and enforceability of the MSFL Senior Debt Indenture with respect to the trustee, all as stated in the letter of such counsel dated February 22, 2024, which is Exhibit 5-a to Post-Effective Amendment No. 1 to the Registration Statement on Form S-3 filed by Morgan Stanley on February 22, 2024.